SembCorp Industries

02 MAY 31 AM 11:16

Rule 12g3-2(b) File No. 825109

28 February 2002

02034435

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
JUN 06 2002
THOMSON FINANCIAL

Linda Hoon (Ms)
Group Company Secretary

Enclosure

9 Bishan Place #08-00 Junction 8 Singapore 579837
Tel: (65) 356 3119 Fax: (65) 352 2583 Website: http://www.sembcorp.com.sg

MASNET No. 22 OF 28.02.2002
Announcement No. 22

SEMBCORP INDUSTRIES LTD

Placement Of (i) 213, 900, 000 New Ordinary Shares of S$0.25 each In The Capital Of SembCorp Industries Ltd ("New SembCorp Industries Shares") and (ii) Warrants Carrying The Right To Subscribe For New SembCorp Industries Shares ("Warrants")

SembCorp Industries Ltd ("SembCorp Industries") is pleased to announce that its placement of New SembCorp Industries Shares together with Warrants, by way of a book-building exercise underwritten by Deutsche Bank AG, acting through its Singapore branch ("Deutsche Bank"), has successfully closed today.

The New SembCorp Shares will be issued fully paid and will rank pari passu in all respects with the existing ordinary shares of S$0.25 each in the capital of SembCorp Industries as at the date of issue, except only that the New SembCorp Industries Shares will not carry the right to any dividends or other distributions (including, without limitation, interim dividends) declared, made or paid by the Company prior to the date of their issue, the record date for which is on or before the date of issue of the New SembCorp Industries Shares.

The 213,900,000 New SembCorp Industries Shares will be admitted to the Official List of the Singapore Exchange Securities Trading Limited (the "SGX-ST") at 9.00 a.m. on Friday, March 1, 2002.

Linda Hoon Siew Kin
Group Company Secretary
Singapore, February 28, 2002

THIS ANNOUNCEMENT IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION, AND ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM THE ISSUER AND THAT WILL CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS. "UNITED STATES" MEANS THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES, AND THE DISTRICT OF COLUMBIA.

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 28/02/2002 to the SGX